

July 16, 2021

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

>   **Re: Jin Medical International Ltd.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted June 30, 2021**
>   **CIK No. 0001837821**

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 submitted on June 30, 2021

Prospectus Summary
Overview, page 1

1.   We note your updated disclosure at the top of page 3 and it appears that your statement of financial results for the last two fiscal years is inconsistent with your disclosure elsewhere in your draft registration statement. Please revise your statement that your "revenue was $16,193,763 and $20,366,846 for the fiscal years 2019 and 2020, respectively; [y]our net income was $2,205,998 and $3,647,510 for the fiscal years 2019 and 2020, respectively."

Material Income Tax Considerations, page 148

2.   We note your response to prior comment 33 and revised disclosure on page 148. Please update your exhibit index accordingly to reflect that Maples and Calder (Hong Kong) LLP, your Cayman Islands counsel, is providing a tax opinion.

Consolidated Financial Statements
Employee Benefits, page F-19

3.   You indicate in your responses to prior comments 35 and 36 that you have not received any notice or announcement from relevant government authorities indicating that your practice relating to employees' social security premiums payments or housing funds are in violation of existing applicable laws and regulations. Notwithstanding this lack of notice or announcement, please clarify if your practices are in accordance with existing applicable laws and regulations. If not, address the need to revise your financial statements to fully recognize your obligations under these laws. In this regard, please note that even though Mr. Wang promised to unconditionally, irrevocably and personally bear any and all of the economic losses and expense you would incur if your practices were determined to be in violation of applicable laws and regulations, such expenses must be reflected as an expense in your financial statements in accordance with SAB Topic 5T.

        You may contact Tracey McKoy at 202-551-3772 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Ying Li